UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934.

333-160515-05

(Commission File Number)

Volkswagen Auto Lease Trust 2011-A

(Exact name of Issuing Entity as specified in its charter)

Volkswagen Auto Lease/ Loan Underwritten Funding, LLC

(Depositor and Transferor of Transaction SUBI Certificate to the Issuing Entity)

(Exact name of Depositor/Registrant as specified in its charter)

VW Credit Leasing, Ltd.

(Issuer with respect to the Transaction SUBI Certificate)

State of Delaware	11-365048-3 45-6559271
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Nos.)

2200 Ferdinand Porsche Drive Herndon, Virginia	20171
(Address of principal executive offices of registrant)	(Zip Code)

(703) 364-7000

(Registrant’s telephone number, including area code)

Volkswagen Auto Lease Trust 2011-A

0.46125% Auto Lease Asset Backed Notes, Class A-1

1.00% Auto Lease Asset Backed Notes, Class A-2

1.20% Auto Lease Asset Backed Notes Class A-3

1.39% Auto Lease Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Form 15

Pursuant to the requirements of the Securities Exchange Act of 1934, each Co-Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 21, 2014	Volkswagen Auto Lease/Loan Underwritten Funding, LLC

	By:	/s/ William Horwath
	Name:	William Horwath
	Title:	President & Treasurer

	By:	/s/ Kevin McDonald
	Name:	Kevin McDonald
	Title:	Secretary

VW Credit Leasing, Ltd.
By: VW Credit, Inc., as Servicer

	By:	/s/ William Horwath
	Name:	William Horwath
	Title:	Treasurer

	By:	/s/ Kevin McDonald
	Name:	Kevin McDonald
	Title:	General Counsel & Secretary

Volkswagen Auto Lease Trust 2011-A
By: VW Credit, Inc., as Administrator

	By:	/s/ William Horwath
	Name:	William Horwath
	Title:	Treasurer

	By:	/s/ Kevin McDonald
	Name:	Kevin McDonald
	Title:	General Counsel & Secretary

Form 15